SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 8-A
Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF
SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

CLEVELAND-CLIFFS INC

(Exact Name of Registrant as Specified in Its Charter)

Ohio	34-1464672
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)
1100 Superior Avenue, Cleveland, Ohio	44114
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), please check the following box. [x]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(d), please check the following box. [ ]

Securities Act Registration Statement file number to which this form relates: _____
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Rights To Purchase Common Shares	Chicago Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Item 1.   **Description of Registrant's Securities to be Registered**

    On November 13, 2001, the Board of Directors of Cleveland-Cliffs Inc ("Company") approved Amendment No. 1, dated and effective as of November 15, 2001, ("Amendment No. 1") to the Rights Agreement, dated as of September 19, 1997, by and between Cleveland-Cliffs Inc and First Chicago Trust Company of New York, as Rights Agent. The full text of Amendment No.1, a copy of which has been filed as an exhibit hereto, is incorporated herein by reference. Copies of Amendment No. 1 are available free of charge from the Company.

Item 2.   **Exhibits**

Number	Description
4.1	Amendment No. 1, dated and effective as of November 15, 2001, to the Rights Agreement, dated as of September 19, 1997, between the Company and First Chicago Trust Company of New York, as Rights Agent.

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ C. B. Bezik
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Name: C. B. Bezik
Title: Senior Vice President-Finance

Date: December 14, 2001

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INDEX TO EXHIBITS

Exhibit Number	Exhibit
4.1	Amendment No. 1, dated and effective as of November 15, 2001, to the Rights Agreement, dated as of September 19, 1997, between the Company and First Chicago Trust Company of New York, as Rights Agent.